FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of May 2008
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑               Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐               No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
Not applicable.

Table of Contents
(1)	Press Release, “Dr. Reddy’s announces the completion of two acquisitions,” May 1, 2008.

(2)	Press Release, “Dr. Reddy’s to release FY08 results on May 20, 2008; Earnings call slated for May 20, 6.30 PM IST/9.00 AM EST,” May 12, 2008.

(3)	Press Release, “Dr. Reddy’s FY08 Revenue at Rs. 50,006 million; EBITDA at Rs. 9,736 million,” May 20, 2008.

(4)	Press Release, “Dr. Reddy’s launches ‘Omez Insta’ — Immediate Release Omeprazole in sachets,” May 22, 2008.

(5)	Press Release, “Dr Reddy’s launches ‘Atocor-R’ — combination of Atorvastatin and Ramipril in India,” May 29, 2008.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s announces the completion of two acquisitions
Hyderabad, India, May 1, 2008: Dr. Reddy’s Laboratories (NYSE: RDY) announced that it has completed two acquisitions: The Dow Chemical Company’s Dowpharma Small Molecules Business associated with its Mirfield and Cambridge, UK sites and BASF’s pharmaceutical contract manufacturing business and related facility in Shreveport, Louisiana, USA. Further financial terms and conditions of the transaction are not being disclosed.
The acquisition of The Dow Chemical Company’s Dowpharma Small Molecules Business associated with the 2 UK sites includes the relevant business, customer contracts, associated products, process technology, intellectual property, and trademarks as well as the transfer of the Mirfield and Cambridge facilities. Employees directly related to the business located at the Cambridge and Mirfield sites will become part of Dr Reddy’s. Dr. Reddy’s will also have a non-exclusive license to Dow’s Pfenex Expression Technology™ for biocatalysis development.
The acquisition of BASF’s pharmaceutical contract manufacturing business and related facility includes the relevant business, customer contracts, related ANDAs and NDAs, trademarks, as well as the manufacturing facility and assets at Shreveport, Louisiana. It also includes a tolling and supply agreement. Employees directly related to the business located at Shreveport site will become part of Dr Reddy’s.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Dr. Reddy’s Laboratories was established in 1984 in Hyderabad, India, and is a global pharmaceutical company with proven research capabilities. Dr. Reddy’s conducts research in the areas of diabetes, obesity, cardiovascular diseases, anti-infectives, and inflammation. The India based company produces finished dosage forms, active pharmaceutical ingredients, and biotechnology products which are marketed globally, with a focus on India, US, Europe, and Russia. (www.drreddys.com)
Contact Information
Investor Relations:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s to release FY08 results on May 20, 2008; Earnings call slated for May 20, 6.30 PM IST/9.00 AM EST
Hyderabad, India, May 12, 2008: Dr. Reddy’s Laboratories (NYSE: RDY) will announce results for the Fourth Quarter and Financial Year ended March 31, 2008 on Tuesday, May 20, 2008 after the Board Meeting. The results will be available on the Company’s website www.drreddys.com
Summary of Events

Event	Date and Time (IST)	Medium

Release of financial results	May 20, after the Board Meeting	Email, Media, Company website, Businesswire

Earnings Call	May 20, 6.30 PM IST / 9.00 AM EST	Hosted by the Company (Details below)

Webcast of Earnings Call	May 20, 6.30 PM IST / 9.00 AM EST through May 27, 2008	URL available on Company’s website, www.drreddys.com

Transcripts of the Earnings call	Will be available on the Company’s website	URL available on Company’s website, www.drreddys.com
Earnings Call
Following the release, the management of the Company will host an earnings call to discuss the Company’s financial performance.

Date	Timing	Dial-in number

May 20, 2008	India — 6.30 PM	Participants from India
	US EST — 9.00 AM	022 27813043

Stand by — 022 6776 3743

Participants from the US:
+1 706 643 0243
Conference ID: 46043734
Toll Free No: 877 209 0463

Participants outside India & US (Singtel bridge)
800 101 1350
No password/pin number is necessary to dial in to any of the other calls. As participation in the call is limited, early registration is encouraged. The operator will provide instructions on asking questions before and during the call.

Audio Webcast
The audio webcast of the earnings call will be available to all interested parties at www.drreddys.com. Please visit the web site at least fifteen minutes ahead of the scheduled start time to register and to download and install any necessary audio software. Participants in the webcast can listen to the proceedings, but will not be able to ask questions. The replay will be available 2 hours after the earnings call, through May 27, 2008.
Transcript
The transcript of the earnings call will also be available on the Company’s website.
About Dr Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy’s produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research program of Dr. Reddy’s focuses on cancer, diabetes, bacterial infections and pain management. Website: http://www.drreddys.com
Contact
For further information please contact:
Investor Relations: Nikhil Shah (nikhilshah@drreddys.com) or on +91-40-66511532

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s FY08 Revenue at Rs. 50,006 million; EBITDA at Rs. 9,736 million
Hyderabad, India, May 20, 2008:
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its audited financial results for the year ended March 31, 2008.
FY08 Key highlights
•	Revenues at Rs. 50 billion ($1,250 million) in FY08 as against Rs. 65 billion ($1,627 million) in FY07.

•	EBITDA at Rs. 10 billion ($243 million) in FY08 as against Rs. 16 billion ($408 million) in FY07.

•	PAT at Rs. 4.7 billion ($117 million) in FY08 as against Rs. 9.3 billion ($233 million) in FY07

•	Revenues in India (finished dosage) cross $200 million in FY08.
•	Revenues increase by 16% to Rs. 8 billion ($201 million) in FY08 from Rs. 7 billion ($174 million) in FY07, driven by performance of key brands as well as new product launches.

•	Reditux, launched in April 2007, contributes Rs. 154 million in revenues.

•	Company ranked 10th in India. (Source: ORG IMS MAT Mar 08)
•	Revenues in Russia (finished dosage) cross $100 million in FY08.
•	Revenues increase by 13% ($ growth rate of 22%) to Rs. 4.1 billion ($102 million) in FY08 from Rs. 3.6 billion ($90 million) in FY07 driven by growth in key brands as well as contribution from new product launches.

•	Company ranked among the fastest growing international branded generic companies in volume terms. (Source: Pharmexpert MAT Dec 07)

•	Improvement in market rank to 14th position (Source: Pharmexpert MQT Mar 08)
•	In North America, revenues at Rs. 8 billion ($201 million) in FY08 as against Rs. 23.6 billion in FY07.
•	Revenues increase by 39% ($ growth rate of 49%) to Rs. 7.7 billion ($193 million) excluding the benefit of upsides from authorized generics and ondansetron exclusivity in FY07 of Rs. 18.1 billion.
•	Revenues from Germany (betapharm) at Rs. 8.2 billion ($205 million) & EBITDA at $27 million in FY08. YoY sales volume growth of 26%.
•	FY08 revenues reflect the impact of (a) higher rebates to insurance companies being deducted from revenues from FY08 onwards ; (b) pricing pressure ; (c) supply constraints for a large part of the year

•	Improvement in the supply situation in Q4 FY08 results in increase in market share of betapharm to 2.96% in Mar 08 as against 1.74% in Apr 07. (Source: Market Report NVI volume, March 2008)

•	Revenues from organic segment of custom pharmaceuticals services business increase by 53% to Rs. 1.9 billion ($47 million) in FY08 from Rs. 1.2 billion ($31 million) in FY07.

•	Revenues in API at Rs. 12 billion ($295 million) in FY08. Growth across key markets offset by upsides from sertraline & rabeprazole in FY07.

•	During the year, the Company launched 89 generic products and made 397 filings across all markets.
All figures in millions, except EPS
All dollar figures based on convenience translation rate of 1USD = Rs 40.02
Extracted from the Audited Income Statement for the year ended March 31, 2008

	FY 08			FY 07
Particulars	($)	(Rs.)%		($)	(Rs.)	(%)	Growth %

Total Revenues	1,250	50,006	100	1,627	65,095	100	(23)
Cost of revenues	615	24,598	49	855	34,220	53	(28)

Gross profit	635	25,408	51	772	30,876	47	(18)

Selling, General & Administrative Expenses	379	15,175	30	351	14,051	22	8
R&D Expenses (1)	88	3,533	7	62	2,463	4	43
Amortization Expenses	40	1,615	3	39	1,571	2	3
Write down of Intangible assets	62	2,489	5	44	1,770	3	41
Impairment of Goodwill	2	90	0	—	—	—
Foreign Exchange (gain)/loss, net	(19)	(745)	(1)	(3)	(137)	(0)	445
Other operating (income)/expense net	(3)	(107)	(0)	(2)	(67)	(0)	59

Operating income/ (loss)	84	3,358	7	280	11,224	17	(70)

Equity in (loss)/income of affiliates, net	0	2	0	(2)	(63)	(0)
Other income/(expenses), net	1	30	0	(17)	(661)	(1)

Income before income taxes and minority interest	85	3,390	7	262	10,500	16	(68)

Income taxes (expense)/benefit	32	1,279	3	(29)	(1,177)	(2)
Minority interest	0	9	0	0	3	0	147

Net income	117	4,678	9	233	9,327	14	(50)

DEPS	0.69	27.73		1.46	58.56
Exchange rate		40.02			40.02
Key Balance Sheet Items

	As on 31st Mar 08		As on 31st Mar 07

Cash and cash equivalents	185	7,421	464	18,588
Investment in securities (current & non-current)	119	4,756	28	1,105
Borrowings from Banks (short+long)	488	19,542	619	24,754
Accounts receivable, net of allowances	171	6,824	188	7,519
Inventories	278	11,133	189	7,546
Property, Plant and equipment, net	419	16,765	311	12,428

1.	Income recognition under Generics R&D partnership with ICICI Venture amounted to Rs. nil in FY08 compared to Rs. 453 million in FY07. Reimbursement of expenses from Perlecan Pharma Private Limited of Rs. 90 million in FY08 as against Rs 373 million in FY07.
SEGMENTAL ANALYSIS
Active Pharmaceutical Ingredients (APIs)
•	Revenues at Rs. 11,805 million in FY08 as against Rs. 11,883 million in FY07. Revenues in FY07 included the benefit of upsides in sertraline & rabeprazole.

•	Revenues outside India at Rs. 9.5 billion in FY 08 as against Rs. 9.8 billion in FY07.

•	Revenues in North America increase by 88% to Rs. 3.8 billion in FY08 from Rs. 2 billion in FY07 primarily led by sales of certain development products & commercialized products.

•	Revenues in India at Rs 2.4 billion in FY08 as against Rs 2.1 billion in FY07. YoY growth of 13% primarily on account of increase in sales of ramipril.

•	Revenues in rest of the world decrease to Rs. 3.1 billion in FY08 from Rs. 5.7 billion in FY07. Growth in key markets offset by normalization of sales in sertraline in FY08 following the upside in FY07.

•	Revenues in Europe at Rs. 2.5 billion in FY08 as against Rs. 2.1 billion in FY07. YOY growth of 19% led by increase in sales of certain development products & commercialized products.

•	The Company filed 23 US DMFs during the year taking the total filings to 127. The company also filed 9 DMFs in Canada, 13 DMFs in Europe and 11 DMFs in RoW.
Generic Finished Dosages
•	Revenues in this segment at Rs. 17.8 billion in FY08 as against Rs. 33.2 billion in FY07.

•	North America contributed 45% and Europe contributed 55% to the segment revenues.

•	In North America, revenues at Rs. 8 billion ($201 million) in FY08 as against Rs. 23.6 billion in FY07.
•	Revenues increase by 39% to Rs. 7.7 billion in FY08 from Rs. 5.6 billion in FY07 excluding the benefit of upsides from Authorized Generics & ondansetron exclusivity.

•	Revenues from new products launches at Rs. 617 million in FY08; 11 new products (including 2 OTC products) launched in FY 08.

•	Commenced sales of OTC products ; Revenues for FY08 at Rs. 267 million.

•	Combined revenues of fexofenadine & finasteride at Rs. 3,871 million in FY 08.

•	During the year, the Company filed 18 ANDAs taking the total filings to 122. Total of 58 ANDAs pending at the USFDA addressing innovator sales of $78 billion as per IMS December 2007. During the year, the company also received 20 approvals including tentative approvals.
•	In Europe revenues at Rs. 9.7 billion in FY08 as against Rs. 9.6 billion in FY07.
•	Revenues from betapharm (Germany) at Rs. 8.2 billion ($205 million) in FY08 as against Rs. 8 billion in FY07. YoY sales volume growth of 26%.
•	FY08 revenues reflect the impact of (a) higher rebates to insurance companies being deducted from revenues from FY08 onwards ; (b) pricing pressure ; (c) supply constraints for a large part of the year

•	Improvement in the supply situation in Q4 FY08 results in increase in market share of betapharm to 2.96% in Mar 08 as against 1.74% in Apr 07. (Source: Market Report NVI volume, March 2008)

•	8 new products launched during the year.
•	Revenues from UK market remains unchanged at Rs. 1.4 billion in FY08.

•	Revenues from Spain at Rs. 51 million in FY08 as against Rs. 61 million in FY07.

•	During the year the company filed 16 dossiers across Europe.
Branded Finished Dosages — International
•	Revenues at Rs. 7.2 billion, an increase of 17% over FY07. This growth was primarily driven by the performance of Russia, Romania, Venezuela & Other CIS markets.

•	Revenues in Russia increase by 13% to Rs. 4.1 billion ($102 million) in FY 08 as against Rs 3.6 billion in FY07. This growth was primarily driven by increase in sales of key brands of Keterol, Bion, Omez and new products launches.
•	Revenues from Russia in FY08 cross $100 million milestone.

•	Combined revenues in OTC & Hospital segment contributed 28% to total revenues in FY08.

•	Improvement in market rank to 14th position. (Source: Pharmexpert MQT March 2008)

•	The company recorded 18% growth as against the market growth of 17%. (Source: Pharmexpert MAT Dec 2007, retail segment)
•	Revenues in the CIS markets increase by 25% to Rs 1.5 billion in FY08 as against Rs 1.2 billion in FY07. This growth was primarily driven by increase in sales from Ukraine, Kazakhistan & Belarus.
•	Revenues in Ukraine at Rs. 768 million ($19 million) for FY08 representing a growth of 25% over the previous year.
•	Revenues in RoW markets increase by 16% to Rs. 1.2 billion as against Rs. 1 billion in FY07. The growth was primarily driven by increase in sales from key markets.

•	Revenues in Central and Eastern Europe increase by 33% to Rs. 501 million as against Rs. 377 million in FY07.
•	Revenues in Romania at Rs. 466 million ($12 million) representing a growth of 38% over the previous year.
•	During the year, the company filed 307 dossiers.
Branded Finished Dosages — India
•	Revenues in India cross $200 million milestone in FY08.

•	Revenues in India increase by 16% to Rs. 8.1 billion in FY08 from Rs. 7 billion in FY07. Growth was primarily driven by key brands of Omez, Razo, Stamlo Beta and Reditux.
•	Revenues from Reditux launched in April 2007 at Rs. 154 million in FY08.

•	In the rabeprazole category, Razo is the no. 1 prescribed brand among the gastroenterologists as per CMARC Nov-Feb 08.
•	20 new products launched during the year, contributing Rs. 309 million in revenues.
•	New product launches in the last 30 months contributed 18% to total revenues in FY08.
Custom Pharmaceutical Services (CPS)
Revenues from CPS business at Rs. 4.8 billion in FY08 as against Rs. 6.6 billion in FY07.
•	Revenues from organic business increase from Rs. 1.2 billion in FY07 to Rs. 1.9 billion in FY08, driven by growth in customer base and product portfolio. YoY growth of 53%.

•	Revenues from Mexico at Rs. 3 billion in FY08 as against Rs. 5.4 billion in FY07.
Income Statement Highlights
•	Gross profit at Rs. 25.4 billion in FY08 as against Rs. 30.9 billion in FY07. Gross profit margins on total revenues at 51% as against 47% in FY07. In FY07 revenues from authorized generics contributed 22% to total revenues and earned gross margin significantly below company average gross margin.

•	R&D investments (net) at 7% of total revenues in FY08 as against 4% in FY07. Gross R&D investments increase by 10% to Rs. 3.6 billion in FY08 as against Rs. 3.3 billion in FY07. During the year, the Company recognized Rs. 90 million under its R&D partnerships as a benefit to the R&D line item as compared to Rs. 826 million in FY07.

•	Selling, General & Administration (SG&A) expenses increase by 8% to Rs. 15.2 billion in FY08 from Rs. 14.1 billion in FY07. The SG&A ratio to revenue is at 30% in FY08 as against 22% in FY07.

•	Other income (net) at Rs. 30 million in FY08 as against other expenses (net) of Rs. 661 million in FY07. This is primarily on account of net interest expense of Rs. 378 million in FY08 as against net interest expense of Rs. 1,055 million in FY07.

•	Write down of intangibles & impairment of goodwill amounting to Rs. 2.6 billion in FY08 comprising :
•	Write down of Rs. 128 million of product related intangibles at Spain, recorded in Q4 FY08.

•	Impairment of goodwill of Rs. 90 million relating to the subsidiary in Atlanta, recorded in Q4 FY08.

•	Write down of Rs. 2.4 billion of product related intangibles at betapharm, recorded in Q3 FY08.
•	Amortization expenses are at Rs. 1.62 billion as compared to Rs. 1.57 billion in FY07. This largely relates to amortization of intangibles in betapharm, Spain (acquisition of products) and acquisition in Mexico.

•	Net income at Rs. 4.7 billion (9% of total revenues) as against Rs. 9.3 billion (14% of total revenues) in FY07. This translates to a diluted EPS of Rs. 27.73 as against Rs. 58.56 in FY07.

•	During FY08, the Company incurred capital expenditure (net) of Rs. 5.6 billion.
All figures in millions, except EPS
All dollar figures based on convenience translation rate of 1USD = Rs 40.02
Q4FY08 Financial Snapshot
Extracted from the Audited Income Statement for the Quarter ended 31st March, 2008

	FY 08			FY 07
Particulars	($)	(Rs.)%		($)	(Rs.)	(%)	Growth %

Total Revenues	331	13,252	100	389	15,573	100	(15)
Cost of revenues	156	6,229	47	145	5,818	37	7

Gross profit	175	7,023	53	244	9,755	63	(28)

Selling, General & Administrative Expenses	107	4,275	32	86	3,433	22	24
R&D Expenses (1)	26	1,023	8	21	852	5	20
Amortization Expenses	12	475	4	11	451	3	5
Write down of Intangible assets	3	128	1	44	1,770	11	(93)
Impairment of Goodwill	2	90		—	—	0

	FY 08			FY 07
Particulars	($)	(Rs.)%		($)	(Rs.)	(%)	Growth %

Foreign Exchange (gain)/loss, net	(3)	(118)	(1)	(5)	(205)	(1)	(43)
Other operating (income)/expense net	(3)	(106)	(1)	1	25	0

Operating income/ (loss)	31	1,257	9	86	3,429	22	(63)

Equity in (loss)/income of affiliates, net	(0)	(0)	(0)	(0)	(14)	(0)	(97)
Other income/(expenses), net	(2)	(62)	(0)	2	98	1	(164)

Income before income taxes and minority interest	30	1,194	9	88	3,513	23	(66)

Income Taxes (expense)/ benefit	(4)	(168)	(1)	(6)	(260)	(2)	(35)
Minority interest	0	2	0	(0)	(1)	(0)	(274)

Net income	26	1,028	8	81	3,252	21	(68)

DEPS	0.15	6.09		0.51	20.42
Exchange rate		40.02			40.02

1.	Reimbursement of expenses from Perlecan Pharma Private Limited of Rs. 17 million in Q4 FY08 as against Rs. 85 million in Q4 FY07.
Business Highlights
•	Overall global revenues at Rs. 13.2 billion in Q4 FY08 as against Rs. 15.6 billion in Q4 FY07, representing a decrease of 15%.

•	Overall EBITDA at Rs. 2.6 billion ($65 million) in Q4 FY08 as against Rs. 6.2 billion ($156 million) in Q4 FY07.

•	Revenues from North America generics business at Rs. 2.5 billion in Q4 FY08 as against Rs. 5.6 billion in Q4 FY07.

•	Revenues in branded formulations business increase by 22% to Rs. 3.5 billion in Q4 FY08 from Rs. 2.9 billion in Q4 FY07 driven by growth across key markets.
•	Revenues from India increase by 24% to Rs. 2 billion in Q4 FY08, driven by growth in key brands.

•	Revenues from international markets increase by 19% to Rs. 1.5 billion in Q4 FY08, driven by growth in Romania & other CIS markets.
•	Revenues from organic Custom Pharmaceuticals Services (CPS) business increase by 60% at Rs. 698 million in Q4 FY08 as against Rs. 437 million in Q4 FY07.
•	Overall revenues from CPS business at Rs. 1.4 billion in Q4 FY08 as against Rs. 1.9 billion in Q4 FY07.
•	Revenues from betapharm at Rs. 2.4 billion in Q4 FY08 as against Rs. 747 million in Q4 FY 07.
Income Statement Highlights
•	Gross profit at Rs. 7 billion in Q4 FY08 as against Rs. 9.8 billion in Q4 FY07. Gross profit margins on total revenues at 53% as against 63% in Q4 FY07. In Q4 FY07 revenues from ondansetron exclusivity contributed 16% to total revenues & earned gross margins significantly above company average gross margin.

•	R&D investments (net) at 8% of total revenues in Q4 FY08 as against 5% in Q4 FY07, an increase of 20%. Gross R&D investments increase by 11% to Rs. 1,040 million in Q4 FY08 as against Rs. 937 million in Q4 FY07. During the quarter, the Company recognized Rs. 17 million under its R&D partnerships as a benefit to the R&D line item as compared to Rs. 85 million in Q4 FY07.

•	Selling, General & Administration (SG&A) expenses increase by 24% to Rs. 4.3 billion in Q4 FY08 as against Rs. 3.4 billion in Q4 FY07. The SG&A ratio to revenue is at 32% in Q4 FY08 as against 22% in Q4 FY07.

•	Other expenses (net) at Rs. 62 million in Q4 FY08 as against other income (net) of Rs. 98 million in Q4 FY07.

•	Amortization expenses at Rs. 475 million in Q4 FY08 as compared to Rs. 451 million in Q4 FY07. This majorly relates to intangibles in betapharm, Spain (acquisition of products) and acquisition in Mexico.

•	Net income at Rs. 1 billion (8% of total revenues) as against Rs. 3.3 billion (21% of total revenues) in Q4 FY07.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factoRs. that may cause actual results to differ materially. Such factoRs. include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Milan Kalawadia (North America) at mkalawadia@drreddys.com or on +1-9082034931
Media
M Mythili at mythilim@drreddys.com or on +91-40-66511620
Notes
1. Financial discussions are on a consolidated basis as per the US GAAP.
2. Detailed analysis of the financials is available on the Company’s website at www.drreddys.com

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s launches ‘Omez Insta’ — Immediate Release Omeprazole in sachets

May 22, 2008, Hyderabad : Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) has launched Omez Insta (Omeprazole 20mg + Sodium bicarbonate 1680mg buffer), an innovative powder formulation that offers instant relief with a lasting effect in acute gastritis and is also ideal for critically ill patients on Ryle’s tube feeding.

It is an advanced formulation of Omeprazole, internationally referred to as IR —Ome (Immediate Release Omeprazole). IR-Ome is the first and only immediate release oral Proton Pump Inhibitor (PPI) available as powder for oral suspension with significantly improved pharmacokinetic profile. The formulation is approved by the USFDA and is available in the US market since October 2004. It reduces the intragastric acidity (acid concentration in stomach) by 78% within first 30 mins of ingestion.

Omez Insta fills the gap which was present in the PPI market by offering a PPI formulation available in drinkable form. It is available in sachets in a pleasant mint flavor.
Notes to the Editor:
•	The PPI market is about Rs 540 crore growing at the rate of 14%.(Source: ORG IMS)
Brief mode of action of Omez Insta:
•	Omez Insta raises intragastric pH and thereby protects Omeprazole from acid degradation.

•	This leads to fast and effective absorption of Omeprazole resulting in rapid inhibition of acid secretion.

•	Buffer present in Omez Insta stimulates gastrin release which in turn stimulates parietal cells and switch on the proton pumps which enable Omeprazole to shut these pumps more effectively.

•	It provides instant relief with a lasting effect by bringing up the pH level to > 6 within a minute.

•	Omez is the leading brand of Dr. Reddy’s in the Gastrointestinal segment and is the number one brand in 14 countries.

•	Other brands of Dr.Reddy’s in the Gastrointestinal segment are Omez-Dsr, Omez FF, Razo and Razo-D.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer. (www.drreddys.com )
Contact Information
Investor Relations:
Nikhil Shah at nikhilshah@drreddys.com or on+91-40-66511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr Reddy’s launches ‘Atocor-R’ — combination of Atorvastatin and Ramipril in India.

May 29, 2008, Hyderabad :

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) has launched Atocor-R (Atorvastatin + Ramipril) in India. It is the first such combination to be approved by DCGI and has completed a multicentre clinical trial data on Indian Patients.

It is a one of its kind combination that has two blockbuster molecules, Atorvastatin and Ramipril combined together for the first time as a fixed dose combination. Atocor-R It is used in the treatment of patients with both essential hypertension and hypercholesterolemia. It is available in two fixed dose combinations of Atocor-R 2.5 (Atorvastatin 10mg + Ramipril 2.5 mg ) and Atocor-R 5 (Atorvastatin 10mg + ramipril 5 mg) and comes is packs of 10.
Notes to the Editor:
•	Atorvastatin market is currently valued at ~ Rs 300 crores growing at over 34% annually

•	Ramipril market is about Rs 145 crores growing at over 15% annually
Brief mode of action of Atocor — R:
•	Atocor (atorvastatin) is an HMG CoA reductase (3-hydroxy-3-methyl-glutaryl-CoA reductase enzyme) proven in lipid management and in secondary prevention of Cardiovascular events.

•	Ramipril (cardiopril) is a proven cardioprotective agent.

•	Atocor-R acts by inhibiting cholesterol synthesis in the liver and also by inhibiting the angiotensin 2 production in the tissue.

•	Dr. Reddy’s is a leader in the Cardiovascular segment in India.

•	Other brands of Dr. Reddy’s in the Cardiovascular segment are Atocor, Atocor —E and Atocor-N.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer. (www.drreddys.com )
For more Information please contact:
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ V. Viswanath
Date: June 4, 2008		Name:	V. Viswanath
		Title:	Company Secretary